Confidential Treatment Requested
Pursuant to 17 C.F.R. §200.83
By Magnum Hunter Resources Corporation

Fulbright & Jaworski LLP
June 21, 2013	2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
VIA EDGAR AND FEDERAL EXPRESS	United States
Tel +1 214 855 8000
Mr. Karl Hiller	Fax +1 214 855 8200
Branch Chief	nortonrosefulbright.com
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Magnum Hunter Resources Corporation
Form 8-K/A
Filed April 22, 2013
File No. 0001-32997
Response Letter dated May 17, 2013
File No. 001-32997
Dear Mr. Hiller:
This letter sets forth the responses of Magnum Hunter Resources Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 5, 2013 (the “Comment Letter”) with respect to the Form 8-K/A filed by the Company on April 22, 2013 (the “Form 8-K/A”). For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company's responses thereto.
Pursuant to the Commission's Rule 83, 17 C.F.R. §200.83, the Company requests confidential treatment of certain portions of its response to Comment No. 1. Specifically, the Company requests that the portions of its response to Comment No. 1 that are marked by [***] be maintained in confidence, not be made part of any public record and not be disclosed to any person as such information is confidential. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that Mr. Paul Johnston be notified immediately of such request, so that the Company may further substantiate this request for confidential treatment under Rule 83. Mr. Johnston may be contacted at the following address and telephone number:
Paul Johnston
Senior Vice President and General Counsel
Magnum Hunter Resources Corporation
777 Post Oak Blvd., Suite 650
Houston, Texas 77056
Telephone: (832) 203-4533
Facsimile: (832) 369-6992
The Company has delivered an unredacted version of this letter to the Staff.

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Confidential Treatment Requested
Pursuant to 17 C.F.R. §200.83
By Magnum Hunter Resources Corporation
Mr. Karl Hiller
Branch Chief
June 21, 2013

Form 8-K/A Filed April 22, 2013
Item 4.01 Change In Registrant's Certifying Accountant
Prior Period Restatements, page 3

1.
We note that you have not complied with prior comments 1, 2 and 3, pertaining to your disclosures of reportable events. Submit the materiality analysis that you performed in determining that you would not correct any prior financial statements; expand as necessary to quantify and describe all errors identified in the application of generally accepted accounting principles for each period, and to set forth the details underlying your qualitative assessments. We understand that you disagree with the remarks of PWC, indicating that you should have included among the reportable events a discussion of being advised that it had concluded information which came to their attention materially impacts the fairness or reliability of your financial statements. However, if your view is based on the timing of being apprised, occurring outside of the “period of engagement,” provide us with the details of the communications you received, including the dates of occurrence, individuals involved, and the manner by which this information came to your attention. If your Form 8-K is amended for any reason, you should revise disclosure stating “there were no reportable events” to state clearly that there are reportable events.

Response:
Unrecorded Adjustments Detail and Related Materiality Analysis 1

As the Company previously disclosed to the Staff, in connection with its preparation of the Form 8-K/A, the Company assessed whether Staff Accounting Bulletin 99 (“SAB 99”) might require certain errors in prior fiscal years and/or fiscal quarters to be corrected in the applicable prior periods, and determined that any adjustments were not material under SAB 99, and thus, did not require any restatement of prior period financial statements. Pursuant to the Staff's request, the Company's unrecorded adjustments detail and related materiality analysis in accordance with SAB 99 follow:
Quantitative Analysis
The Company has completed a thorough analysis of the effects of the uncorrected misstatements in the Company's financial statements. The Company has concluded the uncorrected adjustments are immaterial. The Company has prepared detailed analyses by
__________________________________________
1 Rule 83 confidential treatment request made by the Company with respect to the financial information in this section of its response, which information is marked by [***]. The Company requests that this financial information be treated as confidential information and that the Commission provide timely notice to the contact person identified on page 1 of this letter before it permits any disclosure of the marked information.

Confidential Treatment Requested
Pursuant to 17 C.F.R. §200.83
By Magnum Hunter Resources Corporation
Mr. Karl Hiller
Branch Chief
June 21, 2013

quarter and year-to-date to determine whether any of these individually, or in the aggregate, should cause a restatement of prior period financial statements, as follows:

($ in thousands)
12/31/2011		Income Statement DR (CR)	Total Assets DR (CR)	Total Liabilities DR (CR)	Mezz & Total Equity DR (CR)

1	Interest Capitalization on midstream assets	$[***]	$[***]	$—	$—
2	Mark-to-Market adjustment	[***]	[***]	—	—

Total Passed Adjustments		$[***]	$[***]	$—	$—

Financial Statement amounts		$[***]	$[***]	$[***]	$[***]

Uncorrected differences %		[***]%	[***]%	[***]%	[***]%

3/31/2012		Income Statement DR (CR)	Total Assets DR (CR)	Total Liabilities DR (CR)	Mezz & Total Equity DR (CR)

1	Embedded derivative adjustment	$[***]	$[***]	$[***]
2	Interest Capitalization on midstream assets	[***]	[***]
3	Impairment of unproved property	[***]	[***]
4	DD&A quarterly adjustment	[***]	[***]
5	Other misc. adjustments	[***]			$[***]
6	PY derivative unrealized gain	[***]			[***]

Total Passed Adjustments		$[***]	$[***]	$[***]	$[***]

Prior year passed adjustments - rollover		[***]	[***]		[***]
Rollover Passed Adjustments		$[***]	$[***]	$[***]	$[***]

Financial Statement amounts		$[***]	$[***]	$[***]	$[***]

Uncorrected differences % - Iron Curtain		[***]%	[***]%	[***]%	[***]%
Uncorrected differences % - Rollover		[***]%	[***]%	[***]%	[***]%

Confidential Treatment Requested
Pursuant to 17 C.F.R. §200.83
By Magnum Hunter Resources Corporation
Mr. Karl Hiller
Branch Chief
June 21, 2013

6/30/2012		Income Statement DR (CR)	Total Assets DR (CR)	Total Liabilities DR (CR)	Mezz & Total Equity DR (CR)

1	Embedded derivative MTM	$[***]			$[***]
2	Interest Capitalization on midstream assets	[***]	$[***]
3	Impairment of unproved property	[***]	[***]
4	DD&A	[***]	[***]
5	Stock option adjustment	[***]			$[***]
6	Accrued liabilities	[***]		[***]
7	Other cut-off accrual true-ups	[***]	[***]		[***]
8	PY derivative unrealized gain	[***]			[***]

Total Passed Adjustments		$[***]	$[***]	$[***]	$[***]

Prior year passed adjustments - rollover		[***]	[***]	—	[***]
Rollover Passed Adjustments		$[***]	$[***]	$[***]	$[***]

Financial Statement amounts		$[***]	$[***]	$[***]	$[***]

Uncorrected differences % - Iron Curtain		[***]%	[***]%	[***]%	[***]%
Uncorrected differences % - Rollover		[***]%	[***]%	[***]%	[***]%

Confidential Treatment Requested
Pursuant to 17 C.F.R. §200.83
By Magnum Hunter Resources Corporation
Mr. Karl Hiller
Branch Chief
June 21, 2013

9/30/2012		Income Statement DR (CR)	Total Assets DR (CR)	Total Liabilities DR (CR)	Mezz & Total Equity DR (CR)

1	Embedded derivative MTM	$[***]			$[***]
2	Interest Capitalization on midstream assets	[***]	$[***]
3	Impairment of unproved property	[***]	[***]
4	DD&A	[***]	[***]
5	Stock option adjustment	[***]			$[***]
6	Accrued liabilities	[***]	[***]
7	Other cut-off accrual true-ups	[***]	[***]		[***]
8	PY derivative unrealized gain	[***]			[***]

Total Passed Adjustments		$[***]	$[***]	$[***]	[***]

Prior year passed adjustments - rollover		[***]	[***]	—	[***]
Rollover Passed Adjustments		$[***]	$[***]	$[***]	$[***]

Financial Statement amounts		$[***]	$[***]	$[***]	$[***]

Uncorrected differences % - Iron Curtain		[***]%	[***]%	[***]%	[***]%
Uncorrected differences % - Rollover		[***]%	[***]%	[***]%	[***]%

Confidential Treatment Requested
Pursuant to 17 C.F.R. §200.83
By Magnum Hunter Resources Corporation
Mr. Karl Hiller
Branch Chief
June 21, 2013

12/31/2012		Income Statement DR (CR)	Total Assets DR (CR)	Total Liabilities DR (CR)	Mezz & Total Equity DR (CR)

1	Revenue estimated accrual true-up	$[***]	$[***]
2	DD&A	[***]	[***]
3	PY derivative unrealized gain	[***]			$[***]
4	Misc. true-up adjustments	[***]	[***]	$[***]
5	Stock option adjustment
Total Passed Adjustments		$[***]	$[***]	$[***]	$[***]

Prior year passed adjustments - rollover		[***]	[***]	—	[***]
Rollover Passed Adjustments		$[***]	$[***]	$[***]	$—

Financial Statement amounts		$[***]	$[***]	$[***]	$[***]

Uncorrected differences % - Iron Curtain		[***]%	[***]%	[***]%	[***]%
Uncorrected differences % - Rollover		[***]%	[***]%	[***]%	[***]%

Qualitative Analysis

•	Whether the misstatement masks a change in earnings or other trends.
No. The misstatements are both positive and negative, but not to the extent that the net losses reported were changed to profits, and the Company believes the amount of change in any quarter was not so significant that an investor would be influenced by the change. The Company's net loss trend is consistent with expected results of a growth oriented exploration and production company.

•	Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise.
No. Since the Company was in a net loss position each quarter, the Company represents that there was no intent to manage earnings. Analysts generally focus on the Company's non-GAAP EBITDAX measure and its operational metrics such as reserve and production growth, which were unaffected by the misstatements.

•	Whether the misstatement changes a loss into income or vice versa.
No. The misstatements did not change any loss to income. The largest misstatement actually would have reduced operating losses in some quarters, albeit by a small amount. The

Confidential Treatment Requested
Pursuant to 17 C.F.R. §200.83
By Magnum Hunter Resources Corporation
Mr. Karl Hiller
Branch Chief
June 21, 2013

Company had no profits that could have been changed into losses as a result of the misstatements.

•	Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations for profitability.
Misstatements around areas that play a significant role in the Company's operations dealt with the expiration of unproved leases that it failed to write off until the fourth quarter of 2012. However, these amounts were immaterial to the Company's overall operations, and had no impact on its cash flow. Some of the misstatements dealt with capitalized interest and derivatives, which were of a magnitude and nature that do not play a significant role, and were also non-cash items.

•	Whether the misstatement affects the registrant's compliance with regulatory requirements.
No. The misstatements do not affect regulatory requirements.

•	Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.
No. The misstatements do not affect loan covenants or contractual commitments, as the Company's debt covenants are tied to balance sheet amounts and non-GAAP metrics not materially affected by the misstatements.

•	Whether the misstatement has the effect of increasing management's compensation.
No. The misstatements do not affect management's compensation, as management's compensation is substantially tied to the operational metrics noted earlier.

•	Whether the misstatement involves concealment of an unlawful transaction.
No. The misstatements do not involve or conceal unlawful transactions.

•	Whether the misstatement is intentional.
No. The misstatements were not intentional
Conclusion
Based on the Company's assessment of the quantitative and qualitative considerations and the impact discussed above on the 2012 financial results, the Company has determined that none of the discussed misstatements would materially impact its financial statements. In advance of the filing of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, the Company's management, Audit Committee and independent accounting firm, BDO USA, LLP, reviewed all identified adjustments and concluded that no adjustments were necessary to the Company's prior consolidated financial statements.

Confidential Treatment Requested
Pursuant to 17 C.F.R. §200.83
By Magnum Hunter Resources Corporation
Mr. Karl Hiller
Branch Chief
June 21, 2013

Communications With PwC
With respect to the Company's disagreement with the remarks of PricewaterhouseCoopers LLP (“PwC”), the Company reaffirms its belief that PwC did not advise the Company, during its engagement as the Company's independent registered public accounting firm, of any conclusion that certain information came to PwC's attention that PwC concluded materially impacts the fairness or reliability of the Company's consolidated financial statements. As disclosed in the Form 8-K/A, on April 10, 2013, the Company, at the direction of the Audit Committee (the “Audit Committee”) of the Company's Board of Directors, dismissed PwC as the Company's independent registered public accounting firm for fiscal 2012, effective immediately.
On the evening of April 12, 2013, the Audit Committee and its legal counsel, members of the Company's senior management, the Company's legal counsel, and representatives of PwC convened a conference call to discuss the Company's draft Form 8-K reporting PwC's dismissal. The Company's recollection is that during such call representatives of PwC informed the Company of PwC's belief that PwC had advised the Company that information had come to PwC's attention that if further investigated may have a material impact on the fairness or reliability of the Company's consolidated financial statements, and this information was not further investigated and resolved to PwC's satisfaction prior to its dismissal. The Company disclosed this “reportable event” in the Form 8-K/A (see (A)(i) of the 3rd paragraph under Item 4.01 of the Form 8-K/A). On April 16, 2013, the deadline for the Company to file the Form 8-K reporting PwC's dismissal, PwC sent the Company a draft of its letter stating whether PwC agreed or disagreed with the disclosures in the Form 8-K (the “PwC Letter”). The draft PwC Letter stated that PwC believed the description of reportable events should also indicate that PwC advised the Company that information came to PwC's attention that PwC concluded materially impacts the fairness or reliability of the Company's consolidated financial statements and that this matter was not resolved to PwC's satisfaction prior to PwC's dismissal. The Company believes that the draft PwC Letter was the first time any such conclusion was communicated to the Company and the Audit Committee. The Company formally inquired of each director, including each member of the Audit Committee, and each member of the Company's senior management who had direct contact with PwC, as to whether PwC had informed the Company, prior to the date of PwC's dismissal, as to any such conclusion regarding the fairness or reliability of the Company's consolidated financial statements. This inquiry verified the Company's belief that PwC never notified the Company of any such conclusion at any time during PwC's engagement as the Company's independent auditors. There were a number of matters that were under review and analysis by both PwC and the Company at the time of PwC's dismissal, and the Company believed at the time of the filing of the Form 8-K/A (and it continues to believe), pursuant to the SAB 99 analysis described above and based on the completion of the fiscal 2012 audit by BDO USA, LLP, that there were no material misstatements, omissions or errors that would require any restatement of the Company's prior period financial statements or that would materially affect the fairness or reliability of the Company's consolidated financial statements.
Form 8-K/A Disclosure Regarding Reportable Events
In addition, pursuant to the Staff's request, if the Company amends the Form 8-K/A for any reason, it will revise the disclosure stating “there were no reportable events” except as indicated to more clearly state that there are reportable events.

Confidential Treatment Requested
Pursuant to 17 C.F.R. §200.83
By Magnum Hunter Resources Corporation
Mr. Karl Hiller
Branch Chief
June 21, 2013

Pursuant to the Staff's request, the Company also acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
******
Should any member of the Staff have any questions or additional comments regarding the Company's responses to the Comment Letter set forth above, please do not hesitate to call the undersigned at (214) 855-8301.
Very truly yours,

/s/ David E. Morrison
David E. Morrison

cc:	Michael Fay, Staff Accountant
Gary C. Evans, Magnum Hunter Resources Corporation
Ronald D. Ormand, Magnum Hunter Resources Corporation
Paul Johnston, Magnum Hunter Resources Corporation
Fred J. Smith, Jr., Magnum Hunter Resources Corporation